l:\secfiles\11_k\saturn_1\isp_urep.doc 12

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1993
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------


                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS
                                     (Formerly
                           SATURN INDIVIDUAL SAVINGS PLAN
                          FOR UNION-REPRESENTED EMPLOYEES)
                          --------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)


Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          David J. FitzPatrick
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)   FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES         Page No.
      ------------------------------------------------------         --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          December 31, 1993 and 1992. . . . . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1993 and 1992. . . . . . .   6
        Notes to Financial Statements . . . . . . . . . . . . . . . .   8
        Supplemental schedules:
          Item 27a-Schedule of Assets Held for Investment Purposes,
            December 31, 1993 . . . . . . . . . . . . . . . . . . . .  13
          Item 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1993. . . . . . . . . . . . . . .  14
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors. . . . . . . . . .  15





                                      SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 28, 1994              By:
      -------------


                                              s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the financial statements referred to above is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information, which are the responsibility of the Plan's management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


s/DELOITTE & TOUCHE
DELOITTE & TOUCHE


Nashville, Tennessee
May 20, 1994

                                                       SATURN INDIVIDUAL SAVINGS PLAN
                                                           FOR REPRESENTED MEMBERS

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              DECEMBER 31, 1993
                                                                                         Fund Information
                                                                           -----------------------------------------
                                                                               GM
                                                                           Common Stock,
                                                                              $1-2/3                    Equity Index
                                                               Total         Par Value    Income Fund       Fund
                                                            -----------    -------------  -----------   ------------

Assets:
Investments:
  General Motors common stock, $1-2/3 par value,
    at quoted market value................................   $9,899,670      $9,899,670           $-            $-

  Guaranteed investment contracts stated at cost plus
    accumulated interest..................................   18,425,967               -   18,425,967             -

  Equity Index Fund at estimated market value.............   12,377,516               -            -    12,377,516

  Loans to Participants...................................    3,429,759       1,423,158    1,192,429       814,172
                                                             ----------      ----------   ----------    ----------

    Total investments.....................................   44,132,912      11,322,828   19,618,396    13,191,688

Cash and temporary investments............................      184,349         183,876            -           473

Receivables:
  Participants' contributions.............................      976,660         199,059      485,202       292,399
  Transfers receivable (payable) between investment
    options...............................................            -         101,527     (81,173)      (20,354)
                                                             ----------      ----------   ----------    ----------


       Net assets available for benefits..................  $45,293,921     $11,807,290  $20,022,425   $13,464,206
                                                             ==========      ==========   ==========    ==========


The accompanying notes are an integral part of these financial statements.



                                                       SATURN INDIVIDUAL SAVINGS PLAN
                                                           FOR REPRESENTED MEMBERS

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              DECEMBER 31, 1992
                                                                                         Fund Information
                                                                           -----------------------------------------
                                                                                GM
                                                                           Common Stock,
                                                                              $1-2/3                    Equity Index
                                                               Total         Par Value     Income Fund      Fund
                                                             ----------    -------------  ------------- ------------

Assets:
Investments:
  General Motors common stock, $1-2/3 par value,
    at quoted market value................................   $6,702,453      $6,702,453             $-            $-

  Guaranteed investment contracts stated at cost plus
    accumulated interest..................................   11,094,527               -     11,094,527             -

  Equity Index Fund at estimated market value.............    6,531,342               -              -     6,531,342

  Loans to Participants...................................    2,185,876         931,877        786,347       467,652
                                                             ----------       ---------     ----------     ---------

    Total investments.....................................   26,514,198       7,634,330     11,880,874     6,998,994

Cash and temporary investments............................      282,009         127,968              -       154,041

Transfers receivable (payable) between investment
  options.................................................            -          98,943      (102,121)         3,178
                                                             ----------       ---------     ----------     ---------

     Net assets available for benefits....................  $26,796,207      $7,861,241    $11,778,753    $7,156,213
                                                             ==========       =========     ==========     =========


The accompanying notes are an integral part of these financial statements.




                                                       SATURN INDIVIDUAL SAVINGS PLAN
                                                           FOR REPRESENTED MEMBERS

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                                                   Fund Information
                                                                     ------------------------------------------
                                                                          GM
                                                                     Common Stock,
                                                                        $1-2/3         Income      Equity Index
                                                         Total         Par Value        Fund           Fund
                                                      -----------    -------------   ----------    ------------
Assets:
Additions to net assets attributed to:
Investment income:
  Net appreciation on assets held,
    sold, or distributed to participants............   $4,940,191     $4,279,640             $-       $660,551
  Dividends.........................................      157,211        157,211              -              -
  Interest..........................................    1,534,266          1,079      1,254,660        278,527
                                                       ----------     ----------     ----------     ----------

                                                        6,631,668      4,437,930      1,254,660        939,078
                                                       ----------     ----------     ----------     ----------

Interest on loans...................................      178,188         24,628         91,639         61,921
                                                       ----------     ----------     ----------     ----------

Contributions:
  After-Tax.........................................    3,503,295        382,026      2,217,044        904,225
  Tax-Deferred......................................   10,027,864      1,406,001      4,699,684      3,922,179
                                                       ----------     ----------     ----------     ----------

                                                       13,531,159      1,788,027      6,916,728      4,826,404
                                                       ----------     ----------     ----------     ----------
      Total additions...............................   20,341,015      6,250,585      8,263,027      5,827,403
                                                       ----------     ----------     ----------     ----------

Deductions:
Deductions from net assets attributed to:
  Benefits paid to participants.....................    1,843,301        288,835      1,092,023        462,443
  Transfers between investment options..............            -      2,015,701    (1,072,668)      (943,033)
                                                       ----------     ----------     ----------     ----------
      Total deductions (additions)..................    1,843,301      2,304,536         19,355      (480,590)
                                                       ----------     ----------     ----------     ----------

Net increase........................................   18,497,714      3,946,049      8,243,672      6,307,993

Net assets available for benefits:
  Beginning of year.................................   26,796,207      7,861,241     11,778,753      7,156,213
                                                       ----------     ----------     ----------     ----------
  End of year...................................     $45,293,921     $11,807,290    $20,022,425    $13,464,206
                                                       ==========     ==========     ==========     ==========

The accompanying notes are an integral part of these financial statements.

                                                       SATURN INDIVIDUAL SAVINGS PLAN
                                                           FOR REPRESENTED MEMBERS

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1992
                                                                                   Fund Information
                                                                     ------------------------------------------
                                                                          GM
                                                                     Common Stock,
                                                                        $1-2/3         Income      Equity Index
                                                         Total         Par Value        Fund           Fund
                                                      -----------    -------------  ------------   ------------
Assets:
Additions to net assets attributed to:
Investment income:
  Net appreciation on assets held,
    sold, or distributed to participants............     $956,476        $672,775            $-        $283,701
  Dividends.........................................      403,276         259,226             -         144,050
  Interest..........................................      730,351           2,112       725,024           3,215
                                                       ----------       ---------    ----------       ---------

                                                        2,090,103         934,113       725,024         430,966
                                                       ----------       ---------    ----------       ---------

Interest on loans...................................      113,018          19,890        56,689          36,439
                                                       ----------       ---------    ----------       ---------

Contributions:
  After-Tax.........................................    3,268,665         376,024     2,131,555         761,086
  Tax-Deferred......................................    6,058,201         917,717     3,096,318       2,044,166
                                                       ----------       ---------    ----------       ---------

                                                        9,326,866       1,293,741     5,227,873       2,805,252
                                                       ----------       ---------    ----------       ---------
      Total additions...............................   11,529,987       2,247,744     6,009,586       3,272,657
                                                       ----------       ---------    ----------       ---------

Deductions:
Deductions from net assets attributed to:
  Benefits paid to participants.....................    1,396,353         223,450       870,423         302,480
  Transfers between investment options..............            -       (108,078)       691,879       (583,801)
                                                       ----------       ---------    ----------       ---------
      Total deductions (additions)..................    1,396,353         115,372     1,562,302       (281,321)
                                                       ----------       ---------    ----------       ---------

Net increase........................................   10,133,634       2,132,372     4,447,284       3,553,978

Net assets available for benefits:
  Beginning of year.................................   16,662,573       5,728,869     7,331,469       3,602,235
                                                       ----------       ---------    ----------       ---------
  End of year.......................................  $26,796,207      $7,861,241   $11,778,753      $7,156,213
                                                       ==========       =========    ==========       =========

The accompanying notes are an integral part of these financial statements.


                                                                    - 7 -

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS

                            NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Union-Represented Employees (the "Plan"), on January 1, 1988. Effective January 1, 1993, the name of the Plan was changed to the Saturn Individual Savings Plan for Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

    Participation
    -------------
    Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible Employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

    Employee Contributions
    ---------------------
    Employees may elect to contribute to the Plan in several ways:

    o Employees may contribute up to 15% of Eligible Monthly Salary on an after-tax basis whereby the contributions are included in the Employee's taxable income in the period of contribution ("After-Tax Savings").

    o Employees may contribute up to 15% of Eligible Monthly Salary or $8,994 and $8,728 for the years ended 1993 and 1992, respectively, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the Employee's taxable income until such amounts are distributed to the Employee from the Plan ("Tax-Deferred Savings").

    o Employees may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

    o Employees who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust. Amounts authorized but not yet transferred into the Plan were $976,660 and $278,995 as of December 31, 1993 and 1992, respectively.

    o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Savings"), provided such previous plan does not allow the payment of benefits in the form of an annuity or other alternate form of payment which is not available under the Plan.

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS

    Employer Contributions
    ---------------------
    Saturn matched employee contributions through January 1, 1992. Matching contributions are invested 100% in General Motors Corporation common stock.

    Investment Options
    ------------------
    The following Investment Options are available under the Plan:

    o Option 1 General Motors Common Stock, $1-2/3 Par Value.
      --------

    o Option 2 Income Fund is managed by insurance companies.  The insurance
      --------
      companies guarantee earnings at a specified annual interest rate over a specified period of time.

      As of December 31, 1993, the annual rates of return, contract periods, fund managers, and investment contracts are as follows:

Period  Annual
  of     Rate
Contri-   of             Contract                     Fund         Investment
bution  Return            Period                     Manager        Contracts
- ------  ------  -----------------------------  ------------------- -----------
 1993    6.23%  Jan. 1, 1993 to Dec. 31, 1997  Principal Mutual     $9,389,141
 1992    7.38%  Jan. 1, 1992 to Dec. 31, 1997  Provident National    4,910,727
 1991    8.90%  Jan. 1, 1991 to Dec. 31, 1995  Prudential Life       2,368,359
 1990    8.70%  Jan. 1, 1990 to Dec. 31, 1994  Aetna Capital Mgmt.   1,130,869
 1989    8.85%  Jan. 1, 1989 to Dec. 31, 1993  Provident National      396,181
 1988    6.77%  Jan. 1, 1992 to Dec. 31, 1996  New York Life           230,690
                                                                    ----------
                                                                   $18,425,967
                                                                    ==========

    o Option 3 Equity Index Fund consists of a portfolio of common stocks
      --------
      which is designed to match the performance of the "Standard and Poor's 500 Index".

    Vesting
    -------
    Employee contributions vest immediately. Saturn matching contributions and earnings thereon vest fully upon the attainment of 5 years of service, death, Total and Permanent Disability or retirement.

    Distributions
    -------------
    Employees may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings and related earnings may be withdrawn any time upon Employee request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the Participants account exceeds $3,500. In those instances, distribution may be deferred until April 1 of the year after the Participant reaches the age of 70-1/2.

    The distributions payable to Participants included in net assets available for benefits were $29,855 and $35,277 as of December 31, 1993 and 1992, respectively.

    Transfers
    ---------
    Employees may transfer assets between Investment Options up to six times per calendar year, with certain limitations.

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS

    Loans
    -----
    Employees may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Interest is charged at a rate equal to the prevailing prime lending rate. Interest paid on the loans is credited back to the borrowing Employee's account in the Plan. No earnings will accrue to the assets liquidated for the loan.

    Termination of the Plan
    -----------------------
    Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:

       - General Motors common stock, $1-2/3 par value - at quoted market value.

       - Income Fund - guaranteed investment contracts at cost plus accumulated interest as determined by the investment managers.

       - Equity Index Fund - at the estimated market prices of the assets in the Fund as determined by the investment manager.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the Participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to Participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o Securities transactions are recorded on the date the trades are executed.

    o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.


VOTING RIGHTS

Voting rights are extended to Participants in proportion to their ownership interest in General Motors common stock, $1-2/3 par value.

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS


SHARE/UNIT VALUES

The number of shares/units credited to Participants and the value of each share/unit, at market, as of December 31, 1993 and 1992 and at the end of each quarter within the fiscal years then ended are as follows:


                                  December 31               September 30
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1993             Outstanding  Share/Unit   Outstanding  Share/Unit
- ----------------            ------------  ----------  ------------  ----------
General Motors common
  stock, $1-2/3 par value..      180,388    $54.875        179,946    $41.750
Income Fund................      114,925    160.406        103,483    157.546
Equity Index Fund..........       59,710    207.303         53,001    202.473


                                    June 30                   March 31
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1993             Outstanding  Share/Unit   Outstanding  Share/Unit
- ----------------            ------------  ----------  ------------  ----------
General Motors common
  stock, $1-2/3 par value..      193,177    $44.500        214,431    $37.625
Income Fund................       88,048    154.736         78,566    152.007
Equity Index Fund..........       45,789    197.452         39,220    196.496




                                  December 31               September 30
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1992             Outstanding  Share/Unit   Outstanding  Share/Unit
- ----------------            ------------  ----------  ------------  ----------
General Motors common
  stock, $1-2/3 par value..      207,828    $ 32.250       184,404    $ 32.125
Income Fund................       74,283     149.354        67,920     146.390
Equity Index Fund..........       34,562     188.977        30,245     179.932


                                    June 30                   March 31
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1992             Outstanding  Share/Unit   Outstanding  Share/Unit
- ----------------            ------------  ----------  ------------  ----------
General Motors common
  stock, $1-2/3 par value..      178,344    $ 44.000       181,060    $ 36.625
Income Fund................       60,924     143.485        53,944     140.669
Equity Index Fund..........       26,385     174.453        21,796     171.406

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS


INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1993 and 1992.

 Investment Manager         Investment Type          1993           1992
- --------------------    -----------------------  ------------   ------------

National Bank of        GM Common Stock, $1-2/3
  Detroit, N.A.         par value (180,404 and
                        207,828 shares in 1993
                        and 1992, respectively)   $9,899,670*    $6,702,453*

Provident National      Investment Contract,
  Assurance             GIC 7.38%                  4,910,727*     6,063,898*

Prudential Life Ins.    Investment Contract,
                        GIC 8.90%                  2,368,359*     2,882,520*

Aetna Capital Mgt.      Investment Contract,
                        GIC 8.70%                  1,130,869      1,378,950*

Provident National      Investment Contract,
  Assurance             GIC 8.85%                    396,181        482,690

New York Life           Investment Contract,
                        GIC 6.77%                    230,690        286,469

Principal Mutual        Investment Contract,
  Life                  GIC 6.23%                  9,389,141*             -

Wells Fargo             Equity Index Fund         12,377,516*     6,531,342*

                        Loans to Participants      3,429,759*     2,185,876*
                                                  ----------     ----------

  TOTAL                                          $44,132,912    $26,514,198
                                                  ==========     ==========
* Represents 5% or more of Plan assets.



FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

                                    * * * * * * *

                           SATURN INDIVIDUAL SAVINGS PLAN
                               FOR REPRESENTED MEMBERS

              Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993
  Investment                                                        Current
  Manager          Investment Type                   Cost            Value
  ----------       ----------------------------   -----------     -----------
  National Bank
    of Detroit     General Motors common stock,
                   $1-2/3 par value
                   (180,404 shares)                $7,700,239      $9,899,670
                                                   ----------      ----------

                   Income Fund Guaranteed Investment Contracts:
                            Contract     Rate
                           -----------   -----

  Principal Mutual
    Life Ins.                     4-6016 6.23%      9,389,141       9,389,141
  Provident National       027-04419-02A 7.38%      4,910,727       4,910,727
  Prudential Life Ins.       GA-6666-211 8.90%      2,368,359       2,368,359
  Aetna Capital
    Management                  LT-13648 8.70%      1,130,869       1,130,869
  Provident National       027-04419-01A 8.85%        396,181         396,181
  New York Life Ins.            GA-06493 6.77%        230,690         230,690
                                                   ----------      ----------
                           Total Guaranteed
                           Investment Contracts    18,425,967      18,425,967
                                                   ----------      ----------

  Wells Fargo
  Trust Company    Equity Index Fund               10,893,351      12,377,516
                                                   ----------      ----------
                   Loans to Participants            3,429,759       3,429,759
                                                   ----------      ----------
                   Total Investments              $40,449,316     $44,132,912
                                                   ==========      ==========

                                                       SATURN INDIVIDUAL SAVINGS PLAN
                                                           FOR REPRESENTED MEMBERS

                                                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                       SERIES REPORTABLE TRANSACTIONS

   Column A           Column B       Column C    Column D   Col E    Column F   Column G    Column H    Column I
- ---------------  -----------------  ----------  ----------  ------ ----------- ----------  ----------  ---------
                                                                     Expense                 Current
                                                                     Incurred                Value of
  Identity of                         Purchase    Selling   Lease      With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental Transaction    Asset    Trans. Date   (Loss)
- ---------------  -----------------  ----------  ----------  ------ ----------- ----------  ----------- ---------

Morgan Guaranty  General Motors
                 common stock,
                 $1-2/3 par value   $2,243,740 $3,373,916       $-          $- $5,617,656   $3,373,916        $-

Principal        Guaranteed
  Mutual Life    Investment
                 Contract 6.23%      9,389,141          -        -           -  9,389,141            -         -

Provident        Guaranteed
  National       Investment
  Assurance      Contract 7.38%              -  1,538,818        -           -          -    1,538,818         -

Wells Fargo
  Trust Co.      Money Market Fund   4,777,200  4,930,832        -           -  9,708,032    4,930,832         -

Wells Fargo
  Trust Co.      Equity Index Fund   5,194,364          -        -           -  5,194,364            -         -








                                                                   - 14 -